Marathon Real Estate Mortgage Trust

One Bryant Park, 38th Floor

New York, NY 10036

February 1, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Marathon Real Estate Mortgage Trust

Application for Withdrawal of Registration Statement on Form S-11

File No.: 333-161614

Ladies and Gentlemen:

In accordance with Rule 477(a) (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Marathon Real Estate Mortgage Trust (the “Trust”), a real estate investment trust within the meaning of Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-11, as filed with the Commission on August 28, 2009 (SEC Accession No. 0001047469-09-008052), together with the exhibits thereto (the “Registration Statement”).

The Trust is requesting withdrawal of the Registration Statement because it has elected not to proceed with the initial public offering of its common shares of beneficial interest, $0.01 par value per share. The Registration Statement was not declared effective by the Commission, and no securities of the Trust were offered or sold pursuant to the Registration Statement. The Trust respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Trust requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Trust for future use.

Securities and Exchange Commission

February 1, 2012

If you should have any questions regarding the foregoing, please contact Kenneth Breen of Paul Hastings LLP, counsel to the Trust, at (212) 318-6344.

Very truly yours,

/s/ David Arzi

David Arzi

Chief Executive Officer

cc/ Kenneth Breen, Paul Hastings LLP